Exhibit 99.1

FUNTALK CHINA HOLDINGS LTD.
INDEPENDENT COMMITTEE SELECTS FINANCIAL AND LEGAL ADVISORS

BEIJING, April 4, 2010 – Funtalk China Holdings Limited (the “Company” or “Funtalk”) (Nasdaq: FTLK), a leading China-based retailer and wholesale distributor of wireless communications devices, accessories and content, announced today the Independent Committee of its Board of Directors, formed to consider a proposal by ARCH Digital Holdings Ltd. (“ARCH”), Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM”), Sinowill Holding Limited (“Sinowill”), which is controlled by the Chairman of its Board of Directors, Mr. Kuo Zhang, Huge Harvest Enterprises Limited (“Harvest”), which is wholly owned and controlled by the Chief Executive Officer of the Company, Mr. Dongping Fei, Kingstate Group Limited (“Kingstate”), which is wholly owned and controlled by Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company, and Trend Focus Limited, which is wholly owned and controlled by its senior vice president of corporate investor relations, Mr. Francis Kwok Cheong Wan (“Trend Focus”, together with ARCH, Capital Ally, GM, Sinowill, Harvest and Kingstate, the “Consortium Members”), to acquire all of the outstanding ordinary shares of the Company not already owned by the Consortium Members in a “going-private” transaction (the “Proposed Transaction”), has retained Bank of America Merrill Lynch as its financial advisor, Skadden, Arps, Slate, Meagher & Flom LLP as its United States legal counsel, and Maples and Calder as its Cayman Islands legal counsel to assist its work. The Independent Committee is continuing its evaluation of the Proposed Transaction.  No assurance can be given that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores, and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

ICR, Inc.
Bill Zima
Tel: +86-10-6583-7511
Or: +1-203-682-8233
Email:bill.zima@icrinc.com

Funtalk China Holdings Ltd. (China)
Riva Zhang
Investor Relations Manager
Tel:   +86-10-5709-1192
Email: ir@funtalk.cn